UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements:  Director/PDMR Shareholdings.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to Director/PDMR Shareholding dated May 6, 2010.
1.2	Regulatory announcement related to Director/PDMR Shareholding dated May 6, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 6, 2010	By: /s/ Brett Gladden

Brett Gladden Company Secretary

Exhibit 1.1

News Release

Director/PDMR Shareholding

RNS Number : 4698L
CSR plc
06 May 2010

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the acquisition and disposal of ordinary shares of the Company

The Company announces that on 29 April 2010, Mr John Quigley, Senior Vice President, Execution Management, acquired 12,968 ordinary shares in the Company and his former spouse acquired 12,967 ordinary shares in the Company following the automatic vesting of 25,935 RSU's held by Mr Quigley pursuant to the original terms of grant. In order to comply with the terms of a property settlement issued by the Superior Court of California, the shares issuable on vesting of Mr Quigley's RSU's were delivered by the Company to Mr Quigley and his former spouse in this manner.

In accordance with the conditions attaching to the vesting, 4,776 ordinary shares were sold on behalf of Mr Quigley at a price of £4.1851 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Quigley holds 9,214 ordinary shares in the Company.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSSSMFEMFSSEII

Exhibit 1.2

News Release

Director/PDMR Shareholding

RNS Number : 4713L
CSR plc
06 May 2010

CSR plc

Announcement of the acquisition of shares and automatic disposal by a Director

CSR plc ('the Company'), announces that, effective 29 April 2010, Mr Kanwar Chadha, an executive director and Chief Marketing Officer acquired 18,525 ordinary shares in the Company at a price of £0.001 per share following the automatic vesting of 18,525 RSU's pursuant to the original terms of grant. In accordance with the conditions attaching to the vesting, 6,822 ordinary shares were sold on behalf of Mr Chadha at a price of £4.1851 per share in order to satisfy the tax liability arising on vesting. The details of Mr Chadha's holding in the ordinary shares of the Company following these transactions are stated below;

Name	Number of Shares Allotted	Exercise Price	Number of Shares automatically sold to satisfy exercise costs and tax on vesting	Total holding in Ordinary Shares in the Company following vesting
Kanwar Chadha	18,525	£0.001	6,822	860,916

This information is provided by RNS The company news service from the London Stock Exchange END RDSSSFFDMFSSESI